

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 26, 2024

Ronald Fleming
Interim Chief Executive Officer
Lazydays Holdings, Inc.
4042 Park Oaks Boulevard, Suite 350
Tampa, Florida 33610

      Re: Lazydays Holdings, Inc.
            Registration Statement on Form S-1
            Filed December 16, 2024
            File No. 333-283838

Dear Ronald Fleming:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Rucha Pandit at 202-551-6022 with any questions.

                                      Sincerely,

                                      Division of Corporation Finance
                                      Office of Trade & Services

cc: William Goodling